PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-9
Washington, D.C. 20549
U.S.A.

04010535

Budapest, 3 March, 2004

SUPPL

04 MAR 12 AM 7:21

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please, find enclosed the latest extraordinary announcement on personal changes at Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza

Róza Radócz
Executive Assistant

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

dlw 3/12

Encl

Extraordinary announcement

New Chief Financial Officer and Vice President, Investments at Pannonplast

In order to ensure the successful completion of accelerated re-organizational processes and to increase organizational efficiency, the management of Pannonplast reallocated certain key management tasks and created a new management position.
As a consequence, new Chief Financial Officer and Vice President Investments were appointed on 2nd of March, 2004.

Chief Financial Officer

The company's new Chief Financial Officer will be Mr. Dénes Gyimóthy, from 1st of April, 2004. In addition to managing the company's financial functions, investor relations, treasury as well as information technology will also belong to his duties. Ms. Erika Jilling present VP Finance continues her activity in the financial management of Pannonplast Plc and will be responsible for the restructuring of group level financial management system.

Vice President, Investments

A new management position has been formed to implement a more efficient portfolio management. Mr. László Blága Vice President Investments will be responsible for managing and disposing non-core subsidiaries and real estates as well as selling out-of-use equipment and assets.

Budapest, 2 March, 2004

Pannonplast Plc